

November 15, 2011

<u>Via E-mail</u>
Ms. Veronica Jing Chen
Chief Financial Officer
Yayi International Inc.
No. 9 Xingguang Road
Northern Industrial Park of Zhongbei Town
Xiqing District, Tianjin 300384, China

> **Re:** **Yayi International Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 3, 2011**
> **File No. 0-23806**

Dear Ms. Chen:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief